Calculation of Filing Fee Tables

Amendment to Schedule TO-I (Form Type)

YieldStreet Prism Fund Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fee to Be Paid	$4,677,316(1)	0.00927%	$433.39(2)
Fees Previously Paid	$4,677,316(1)	--	$433.39(2)
Total Transaction Valuation	$4,677,316(1)	--	--
Total Fees Due for Filing			$433.39(2)
Total Fees Previously Paid			$433.39(2)
Total Fee Offsets			--
Net Fee Due			$0

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 494,954 shares of common stock, par value $0.001 per share, of YieldStreet Prism Fund Inc. (the “Fund”), at a price equal to $9.45, which represents the Fund’s net asset value per share as of December 31, 2021 less the amount of any distributions to shareholders between December 31, 2021 and March 29, 2022.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2022, equals $92.70 per million dollars of the value of the transaction.